Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

Nine Months Ended September 30, 2012
Earnings
Income from continuing operations before provision for income taxes	$381,681
Income from equity investees	(32,613)
Distributed income from equity investees	19,484
Interest and amortization of deferred finance costs	462,347
Amortization of capitalized interest	3,479
Implicit rental interest expense	50,581

Total Earnings	$884,959

Fixed Charges
Interest and amortization of deferred finance costs	$462,347
Capitalized interest	20,766
Implicit rental interest expense	50,581

Total Fixed Charges	$533,694

Ratio of earnings to fixed charges	1.66x